Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 5, DATED OCTOBER 18, 2016
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our probable acquisition of a retail property located in Cincinnati, Ohio.

A. Probable Acquisition of Rookwood

On September 16, 2016, we, through a wholly-owned subsidiary of the Operating Partnership, entered into a contract to acquire Rookwood Commons and Rookwood Pavilion, two contiguous shopping centers located in Cincinnati, Ohio, collectively referred to as “Rookwood”. The sellers, CLP-SPF Rookwood Commons, LLC and CLP-SPF Rookwood Pavilion, LLC, are not affiliated with us or our affiliates.

Rookwood Pavilion was built in 1993 and Rookwood Commons was built in 2000. Rookwood consists of 600,071 square feet that is, in the aggregate, 97% leased to 73 tenants.

The contract purchase price for Rookwood is $190.0 million, exclusive of transaction costs and working capital reserves. We expect to fund the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and the assumption of two third-party secured mortgage facilities totaling $96.0 million. The first secured mortgage facility is a $29.0 million interest-only loan, secured by Rookwood Pavilion, that bears interest at a fixed rate of 2.87% and matures on July 1, 2020. The second secured mortgage facility is a $67.0 million interest-only loan, secured by Rookwood Commons, that bears interest at a fixed rate of 3.13% and matures on July 1, 2020. We funded a $5.0 million earnest money deposit on September 21, 2016, which may not be refunded if we do not close on this acquisition. We expect the closing of this acquisition to occur on the later of (i) November 11, 2016 or (ii) five business days after the lender’s approval of the loan assumptions. If the lender does not approve our assumptions of the secured mortgage facilities by January 19, 2017, we or the sellers may terminate the contract, and, if so terminated, the deposit would be returned to us. The closing of Rookwood is subject to a number of closing conditions and an option to extend the closing date for an additional 30 days at our discretion by providing written notice to the sellers of its option to extend the closing date and an additional $5.0 million non-refundable earnest money deposit. There is no guarantee that this acquisition will be consummated nor that third-party financing will be obtained or assumed.

In connection with this acquisition, we expect to pay our Advisor approximately $4.3 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at Rookwood and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Rookwood (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Rookwood during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2011	98%	$18.75
2012	96%	$19.10
2013	98%	$19.42
2014	99%	$20.51
2015	99%	$20.88

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from September 16, 2016 through December 31, 2016, for each of the years ending December 31, 2017 through December 31, 2025 and the period thereafter for Rookwood:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	17,131	2.9%	$—	—%
2016	3	9,594	1.6%	$21,567	0.2%
2017	9	32,514	5.4%	$704,246	6.0%
2018	7	29,540	4.9%	$895,806	7.6%
2019	12	107,474	17.9%	$2,136,131	18.1%
2020	15	118,825	19.8%	$2,472,802	21.0%
2021	10	105,179	17.5%	$1,914,192	16.2%
2022	1	21,753	3.6%	$331,733	2.8%
2023	8	110,143	18.4%	$2,056,296	17.4%
2024	4	30,571	5.1%	$687,111	5.8%
2025	2	8,847	1.5%	$258,849	2.2%
Thereafter	2	8,500	1.4%	$322,751	2.7%